EXHIBIT 1


THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to the action you should take, you are recommended immediately to seek your own personal financial advice from your stockbroker, bank manager, solicitor, accountant or other independent financial adviser authorised under the Financial Services and Markets Act 2000 if you are in the United Kingdom, or, if not, from another appropriately authorised independent financial adviser.

If you have sold or otherwise transferred all your OGS Shares and/or OGS ADSs, please forward this document as soon as possible to the purchaser or transferee, or to the stockbroker, bank or other agent through whom the sale or transfer was effected, for onward delivery to the purchaser or transferee.

The distribution of this document in jurisdictions other than the UK may be restricted by law and therefore persons into whose possession this document comes should inform themselves about and observe such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdictions.

Persons receiving this document should note that Goldman Sachs International is acting for OGS and no-one else in connection with the matters described herein, and will not be responsible to anyone other than OGS for providing the protections afforded to clients of Goldman Sachs International or for providing advice in relation to the matters described herein.

If you are a resident of the United States, please note that while this document is subject to UK and US disclosure requirements, it has been prepared in accordance with a UK format and style, which differs from the US format and style. OGS Shareholders are urged to read the entire document because it contains important information. This document and the Solicitation/Recommendation Statement on Schedule 14D-9 will be filed with the SEC. Changes to this document will be disclosed in the United States through amendments to the Solicitation/Recommendation Statement on Schedule 14D-9 on file with the SEC. OGS Shareholders can obtain a free copy of these and any other documents filed with the SEC at the SEC's website (www.sec.gov). In addition this document and the Solicitation/Recommendation Statement on Schedule 14D-9 will be available without charge from The Bank of New York.
--------------------------------------------------------------------------------
The Forum
86 Milton Park
Abingdon
Oxfordshire
OX14 4RY

Registered Number: 2723527



To OGS shareholders and OGS ADS holders (together "OGS Shareholders") and, for information only, participants in the OGS Share Option Schemes

                                                                   14 March 2003

Dear Shareholder,

            Advice to OGS Shareholders in relation to the offers from Cambridge Antibody Technology Group plc and Celltech Group plc

Introduction

When I wrote to you on 28 February 2003, I explained that the OGS Board would provide a detailed response to OGS Shareholders after it had considered the Celltech Offer Document. On 1 March 2003, Celltech posted details of its offer for OGS to OGS Shareholders. The purpose of this document is to set out the advice from the OGS Board (other than Dr Drakeman)* to OGS Shareholders.


Summary of Advice

The OGS Board continues to believe that a merger with CAT represents the best alternative for OGS Shareholders, enabling them to benefit from continued participation in the future of the combined businesses. However, given the current difference in value of the CAT Merger relative to the Celltech Offer, the OGS Board, which has been so advised by Goldman Sachs, has withdrawn its recommendation of the CAT Merger. The OGS Board intends to pursue further discussions with CAT regarding a potential revised proposal and also to seek or consider offers from other potentially interested third parties.

The OGS Board advises OGS Shareholders to take no action in respect of the Celltech Offer.

Background

On 23 January 2003, the OGS Board and the CAT Board announced that they had agreed the terms of a recommended merger of CAT and OGS to create a leading European biotechnology company combining the key strengths of the two organisations.

Based upon CAT's share price of 540 pence, being the Closing Price of a CAT Share on 22 January 2003 (which was the last Business Day prior to the date of the announcement of the CAT Merger), the CAT Merger valued each OGS Share at
195.5 pence. This represented a premium of 28 per cent. over the Closing Price on 22 January 2003 of 152.5 pence per OGS Share.

On 26 February 2003, the Celltech Board announced the terms of an unsolicited offer for OGS of 182 pence in cash for each OGS Share. The Celltech Offer values OGS at approximately (pound)102.1 million. On 26 February 2003, OGS noted the announcement and rejected the Celltech Offer.

On 11 March 2003 the OGS Court Meeting and the OGS EGM convened for 11 March 2003 to approve the CAT Merger were adjourned. The Company will inform shareholders accordingly as to any reconvening of the meetings.

The CAT Merger

As set out above, on 23 January 2003, the Boards of OGS and CAT announced that they had agreed the terms of an all share merger to create a leading European biotechnology company combining the key strengths of the two organisations. At the time of announcement of the CAT Merger, the CAT Merger valued OGS at approximately (pound)109.6 million and each OGS Share at 195.5 pence, based on a Closing Price of 540 pence per CAT Share on 22 January 2003 (the last Business Day prior to the date of the announcement of the CAT Merger).

Since then, there has been a decline of 24 per cent. in the Closing Price of a CAT Share to 410.75 pence on 13 March 2003 (the latest practicable date prior to the posting of this document). In comparison, over the same time period a composite of comparable European biotechnology companies declined by 15 per cent. As a result of the decline in the CAT Share price, the value of the CAT Merger has decreased to a value of 148.7 pence per OGS Share (based upon CAT's Closing Price of 410.75 pence per CAT Share on 13 March 2003).

The Scheme Document describing the CAT Merger stated that the CAT Merger would help both CAT and OGS to achieve their stated goals by creating an enlarged entity which would significantly strengthen the discovery and development capabilities and financial resources with which to build its pipeline.

The following were some of the benefits identified for the Enlarged Group:

o A stronger and broader product portfolio, with two approved products, seven additional product candidates in clinical trials and seven pre-clinical products;

o     Significant strengthening of core capabilities in R&D;

o Both antibody and small molecule discovery capabilities, as well as significantly improved scale in product development; and

o Greater financial strength, with pro-forma net cash of (pound)260.1 million as at 31 December 2002.

The OGS Board continues to believe that the above strategic benefits are valid and that a combination with CAT represents an opportunity to create a leading European biotechnology company combining the key strengths of the two organisations, in which the OGS Shareholders can participate. As a result, the OGS Board intends to pursue further discussions with CAT in relation to a potential revised proposal.

The Celltech Offer

On 1 March 2003, Celltech posted details of its unsolicited offer to OGS Shareholders. The Celltech Offer Document states that the Celltech Offer will initially be open for acceptance until 3.00 p.m. (London time), 10.00 a.m. (New York City time), on 31 March 2003. The full terms and conditions of the Celltech Offer, including Celltech's rights and obligations in relation to extending the Celltech Offer beyond 31 March 2003, are set out in the Celltech Offer Document.

On pages 12 and 13 of the Celltech Offer Document, Celltech sets out the reasons for its Offer. While the OGS Board does not dispute the substantial benefits to Celltech from acquiring the tangible and intangible assets, technology, and cash of OGS, it believes that the Celltech Offer does not provide full value to OGS Shareholders for these benefits for the following reasons:

o The Celltech Offer represents a 26 per cent. discount to the cash per OGS Share of 245 pence as at 31 December 2002;

o The Celltech Offer represents a low acquisition premium of 19 per cent. to the Closing Price of an OGS Share of 152.5 pence on 22 January 2003, the day prior to the announcement of the CAT Merger; and

o The Celltech Offer fails to provide OGS Shareholders with any upside or opportunity to share in the future benefits of the combined businesses.

The OGS Board believes that the Celltech Offer, as a cash offer, does not reflect fully the value of the business and cash of OGS.

Other Options

The OGS Board is committed to exploring all potential options to maximise value for OGS Shareholders.

This will include pursuing further discussions with CAT regarding a potential revised proposal. However, in order to allow OGS Shareholders to consider all options, OGS will also be seeking or considering offers from other potentially interested third parties.

Directors' Recommendations

The OGS Board continues to believe that a combination with CAT represents an opportunity to create a leading European biotechnology company combining the key strengths of the two organisations. However, given the current difference in value of the CAT Merger relative to the Celltech Offer, the OGS Board, which has been so advised by Goldman Sachs, has withdrawn its recommendation of the CAT Merger.

The OGS Board, which has been so advised by Goldman Sachs, does not recommend the Celltech Offer as it believes, as a cash offer, it does not reflect fully the value of the business and cash of OGS.

The OGS Board advises OGS Shareholders to take no action in respect of the Celltech Offer as the members of the OGS Board intend to do so in respect of their own beneficial holdings of OGS Shares.

Yours sincerely,

/s/ G. Kirk Raab
G. Kirk Raab
Chairman




---------
*Dr Donald Drakeman, a Director of OGS, is also the Chief Executive Officer of Medarex, Inc., a competitor of CAT, and therefore did not participate in decisions of the Board relating to the CAT Merger. Given this conflict, he has also not participated and does not propose to participate in discussions relating to any competing offer for OGS. Accordingly, Dr Drakeman has abstained from Board discussions of, and advice to OGS Shareholders relating to, the Celltech Offer and is not taking responsibility for the views or advice of the Board on the Celltech Offer. All references in this document to the recommendations of the OGS Board should be read accordingly.

ADDITIONAL INFORMATION

1.    Responsibility

The OGS Directors accept responsibility for the information contained in this document except that the only responsibility accepted by them in respect of any information contained in this document relating to Celltech, which has been compiled from published sources, is that such information has been correctly and fairly reproduced and presented. Subject as aforesaid, to the best of the knowledge and belief of the OGS Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this document for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.*

2.    Scheme Document

This document should be read in conjunction with the Scheme Document. Save as disclosed herein, the OGS Directors are not aware of any material changes as at 13 March 2003 (the latest practicable date prior to the posting of this document) to the information in the Scheme Document for which they took responsibility. In particular, they are not aware of any material changes to the information set out in Part VI (Additional Information) of the Scheme Document relating to (i) Material Contracts entered into by OGS (paragraph 9(b) of Part VI of the Scheme Document), (ii) OGS shareholdings and dealings (paragraphs 4(a) and (c) of Part VI of the Scheme Document), and (iii) OGS Directors' service contracts and emoluments (paragraph 6 of Part VI of the Scheme Document).

3.    Interests in Celltech

Professor Max Burger owns 1000 ordinary shares in Celltech. Save as aforesaid, neither OGS nor any of the OGS Directors has any interest in securities in Celltech as at 13 March 2003 (being the latest practicable date prior to the posting of this document).

None of the Company, the OGS Directors, nor their spouses or infant children (within the meaning of section 328 of the Companies Act) have dealt for value in securities in Celltech during the period from 26 February 2002 (being the date twelve months prior to the announcement of the Celltech Offer) to 13 March 2003 (being the latest practicable date prior to the posting of this document).

4.    Additional Disclosure

4.1   Background to CAT Discussions

      In a letter dated 4 December 2002, CAT set out the details of a potential offer to acquire the entire issued share capital of OGS (the "Initial Proposal"). The Initial Proposal was conditional upon satisfactory completion of due diligence and certain other matters.

      On 9 December 2002, a non-disclosure agreement was entered into between OGS and CAT.

      Between 5 December and 18 December 2002, representatives from OGS and/or Goldman Sachs (OGS' financial advisers) discussed with representatives from CAT and/or Merrill Lynch (CAT's financial advisers) the terms of the Initial Proposal and agreed a process for progressing the negotiations.

      Following the above discussions, in a letter dated 19 December 2002, CAT set out the terms of an improved potential offer (the "Improved Proposal").

      Between 20 December 2002 and 18 January 2003, representatives from OGS and/or Goldman Sachs continued discussions on the terms of the Improved Proposal.

      On 3 January 2003, representatives from OGS and CAT, together with representatives from each party's financial advisers, legal advisers and accountants, met to discuss the process regarding the proposed transaction.

      In the weeks commencing 6 January and 13 January 2003, representatives from OGS and CAT and their respective advisers were given access to certain due diligence documentation, negotiations continued on the exchange ratio to be offered to OGS Shareholders and work started on preparing documentation.

      On 8 January and 10 January 2003, certain executive directors and senior members of the management of each of OGS and CAT met to provide each other with an overview of each company and a summary of the contents of each party's due diligence documentation.

      In a letter dated 20 January 2003, CAT set out the details of a final proposal, whereby CAT indicated that it was prepared to offer 0.362 New CAT Shares for each OGS Share and OGS ADS (the "Final Proposal"). The Final Proposal was conditional upon completion of due diligence and other customary matters.

      Between 20 January and 22 January 2003, each of Dr Ebsworth, Dr Moyses, Professor Parekh, Mr Raab, Professor Burger, Professor Dwek and Dr Hill entered into irrevocable letters of undertaking with CAT agreeing to vote their shareholdings in favour of the CAT Merger.

      On 22 January 2003, OGS and CAT entered into an inducement fee agreement, non-solicitation agreement and the Merger Agreement, details of which are summarised in paragraph 9(a) of Part VI of the Scheme Document. On 23 January 2003, the OGS Board and the CAT Board announced that they had agreed the terms of a recommended merger of OGS and CAT to create a leading European biotechnology company combining the key strengths of the two organisations.

      On 6 February 2003, OGS posted the Scheme Document and the Listing Particulars to OGS Shareholders recommending the CAT Merger and convening the necessary meetings to implement the CAT Merger.

      On 4 March 2003, the OGS Board resolved to announce a proposal to adjourn the OGS Court Meeting and the OGS EGM to allow adequate time to explore options for maximising value. An announcement was made on 6 March 2003 and on 11 March 2003 these meetings were adjourned.

      On 12 March 2003, the OGS Board resolved to withdraw its recommendation of the CAT Merger.

4.2   Background to Celltech Discussions

      On 10 February 2003, JP Morgan, financial advisers to Celltech, acting on behalf of Celltech, sent a letter to Goldman Sachs, pursuant to Rule 20.2 of the City Code, requesting access to certain information (other than profit, sales, financial forecasts or cash flow projections) provided by OGS to CAT.

      On 10 February 2003, the Chief Executive of Celltech had a telephone conversation with the Chief Executive of OGS to inform OGS of its potential interest in OGS and that it would like to commence due diligence on OGS.

      On 11 February 2003, a non-disclosure agreement was entered into between OGS and Celltech and in the weeks commencing 10 February and 17 February 2003 representatives of Celltech and its advisers were given access to the information requested pursuant to Rule 20.2 of the City Code.

      On 21 February 2003, the Chief Financial Officer and other senior members of the management of Celltech met with the executive directors and other senior members of the management of OGS to discuss certain queries and further questions arising from Celltech's due diligence investigations.

      On 25 February 2003, the Chief Executive of Celltech and a representative of JP Morgan met with the Chief Executive of OGS and representatives of Goldman Sachs to inform OGS of its intention to make the Celltech Offer.

      On 26 February 2003, Celltech issued a press release announcing the Celltech Offer.

      On 26 February 2003, OGS issued a press release stating that the OGS Board believed that the Celltech Offer was inadequate and significantly undervalued OGS.

      On 28 February 2003, OGS wrote to OGS Shareholders and OGS ADS holders to update them on the position regarding the Celltech Offer and stated that it would write again with more detailed advice following a review of the Offer Document.

      On 1 March 2003, Celltech sent the Celltech Offer Document to OGS Shareholders and OGS ADS holders.

      On 12 March 2003, the OGS Board resolved to reject the Celltech Offer and to advise OGS Shareholders to take no action in respect of the Celltech Offer.

4.3   Except as described or referred to in:

      (A)   paragraphs 6 and 7 of Part III of the Scheme Document;

      (B)   paragraph 6 of Part VI of the Scheme Document; and

      (C)   paragraph 5 of Part I of the Listing Particulars,

      there existed on the date of this document no material agreement, arrangement or understanding and no actual or potential material conflict of interests between the Company or its affiliates, on the one hand, and
      (i) the Company, or any of its executive officers, directors or affiliates, or (ii) Celltech or any of its executive officers, directors or affiliates, on the other hand.

4.4 No transactions in OGS Shares have been effected during the past 60 days by the Company or, to the knowledge of the Company, by any executive officer, director or affiliate of the Company.

      After reasonable enquiry and to its best knowledge, the OGS Board understands that none of the Company's directors, executive officers and affiliates of the Company who hold OGS Shares legally or beneficially currently intend to accept the Celltech Offer.

4.5   Compulsory Acquisition

      Under sections 428 to 430F of the Companies Act, if Celltech receives acceptances under the Celltech Offer in respect of, and/or otherwise acquires, 90 per cent. or more of the OGS Shares (including those represented by OGS ADSs) to which the Celltech Offer relates, Celltech would be able compulsorily to acquire the remaining OGS Shares (including those represented by OGS ADSs).

4.6   Regulatory Matters

      On 21 February 2003, the Secretary of State for Trade and Industry decided, in accordance with the recommendations of the Director General of Fair Trading, not to refer the CAT Merger to the Competition Commission.

      The Celltech Offer Document details the regulatory conditions applicable to the Celltech Offer.

4.7   Advisers

      The OGS Board retained Goldman Sachs to act as corporate broker and financial advisor to the Company in connection with the evaluation of, and response to, the CAT Merger, the Celltech Offer and other matters arising in connection therewith. Pursuant to an engagement letter, dated 22 January 2003, with Goldman Sachs, as amended by an amendment letter dated 30 January 2003, the Company agreed to pay Goldman Sachs a customary fee for providing such services. In certain circumstances, the Company has also agreed to reimburse Goldman Sachs for its reasonable out-of-pocket expenses, including the reasonable fees and disbursements of legal counsel engaged with the Company's consent. The Company also agreed to indemnify Goldman Sachs and certain related parties from and against certain liabilities related to or arising out of the engagement.

      Goldman Sachs may from time to time provide corporate broking services and financial advisory and investment banking services to the Company, unrelated to the Offer, for which Goldman Sachs will receive customary compensation. In the ordinary course of business, Goldman Sachs may from time to time effect transactions and hold positions in the securities of the Company and Celltech.

      The Company retained Financial Dynamics as its public relations advisor in connection with the Offer and related matters. Financial Dynamics will receive reasonable and customary compensation for its services and reimbursement for out-of-pocket expenses arising out of or in connection therewith. The Company agreed to indemnify Financial Dynamics against certain liabilities arising out of or in connection with its engagement.

      Except as described above, neither the Company, nor any person acting on its behalf, has employed, retained or compensated any person to make solicitations or recommendations to OGS Shareholders on its behalf concerning the Celltech Offer.

4.8 Except as disclosed herein, OGS is not now engaged in any negotiations in response to the Celltech Offer that relate to, or would result in, one or more of the following or a combination thereof: (i) a tender offer for or other acquisition of securities by or of OGS, (ii) an extraordinary transaction, such as a merger or reorganisation, involving OGS or any of its subsidiaries, (iii) a purchase, sale or transfer of a material amount of assets by OGS or any of its subsidiaries or (iv) any material change in the present capitalisation or dividend policy of OGS.

      The OGS Board has determined that disclosure of the substance of the negotiations concerning, or the possible terms of, or potential parties to, any transactions or proposals of the kind referred to above in this Paragraph 4.8 before an agreement in principle has been reached with respect thereto would jeopardise the initiation or continuation of negotiations regarding such transactions. Accordingly, it has adopted a resolution directing that no such disclosure be made until such agreement in principle has been reached.

      There can be no assurance that any of the foregoing will actually result in any transaction. The proposal, authorisation, announcement or consummation of any transaction of the kind referred to herein could adversely affect, or result in the withdrawal of, the Celltech Offer.

5.    General

Goldman Sachs has given and not withdrawn its written consent to the issue of this document with the inclusion of the references to its name in the form and context in which it appears.

6.    Bases and sources of information

6.1   Net Cash of OGS and CAT

      The amount of net cash and liquid resources of the OGS Group as at 31 December 2002 of (pound)136.4 million has been taken from the draft year end accounts of OGS for the period to 31 December 2002.

      The cash per OGS Share of 245 pence as at 31 December 2002 was calculated using the issued share capital of OGS on that date being 55,729,534 OGS Shares.

      The pro-forma net cash of the Enlarged Group of (pound)260.1 million as at 31 December 2002 was calculated using net cash and liquid resources of CAT as at 31 December 2002 of (pound)123.7 million, a figure provided by CAT in relation to the Scheme Document.

6.2   Share Capital of OGS

      The valuation of OGS under the Celltech Offer at (pound)102.1 million is calculated on the basis of an issued and to be issued share capital of OGS of 56,075,264 OGS Shares as at 26 February 2003 (the last Business Day before the announcement of the Celltech Offer) at a price of 182 pence per OGS Share.

      The valuation of OGS under the CAT Merger at (pound)109.6 million is calculated on the basis of an issued and to be issued share capital of OGS of 56,082,172 OGS Shares as at 22 January 2003 (the last Business Day before the announcement of the CAT Merger) at a price of 195.5 pence per OGS Share.

6.3   Comparable European Biotechnology Companies

      The composite of comparable European biotechnology companies used is weighted by market capitalisation and comprises the following companies:
      Acambis PLC, Actelion, Alizyme PLC, Berna Biotech AG, BioInvent International AB, British Biotech PLC, CAT, Celltech, Crucell NV, Evotec OAI AG, Genmab A/S, Genset SA, GPC Biotech AG, Karo Bio AB, Medigene AG, ML Laboratories PLC, MorphoSys AG, MWG-Biotech AG, NeuroSearch A/S, Nicox SA, Novuspharma S.p.A., Oxford Biomedica PLC, OGS, PowderJect Pharmaceuticals PLC, Proteome Sciences Plc, Qiagen NV, Rhein Biotech, Serono SA, Skyepharma PLC, Transgene SA, Vernalis Group PLC, Weston Medical Group PLC, Xenova Group PLC and Zeltia SA.

7.    Documents available for inspection

Copies of the documents referred to in paragraph 12 of Part VI of the Scheme Document will remain available for inspection at Slaughter and May, One Bunhill Row, London EC1Y 8YY during normal business hours on any weekday (public holidays excepted) whilst the Celltech Offer remains open for acceptance. In addition, a copy of the written consent referred to in paragraph 5 above will be available for inspection as set out in this paragraph.

This document and the Solicitation/Recommendation Statement on Schedule 14D-9 will be filed with the SEC. OGS Shareholders can obtain a free copy of this, any amendments thereto and any other documents filed with the SEC at the SEC's website (www.sec.gov). In addition this document and the Solicitation/Recommendation Statement on Schedule 14D-9 will be available without charge by contacting The Bank of New York on the US telephone number +1
(212) 815 3982.


14 March 2003

DEFINITIONS

"CAT Merger"               the proposed merger of OGS and CAT as more fully
                           described in the Scheme Document;

"Celltech"                 Celltech Group plc;

"Celltech Board"           the board of directors of Celltech;

"Goldman Sachs"            Goldman Sachs International, financial adviser to OGS
                           in connection with the Celltech Offer and the CATMerger;

"JP Morgan"                JP Morgan plc;

"Offer" or "Celltech       the offer made by Celltech and (outside the US) JP
 Offer"                    Morgan plc on its behalf to acquire all of the issued
                           and to be issued OGS Shares (including those represented by OGS ADSs) on the terms and subject to the conditions set out in the Offer Document and the acceptance forms issued therewith;

"Offer Document or         the document containing the terms and
"Celltech Offer            conditions of the Celltech Offer sent to OGS
Document"                  Shareholders and OGS ADS holders on 1 March
                           2003;

"Scheme Document"          the circular dated 6 February 2003 from OGS to OGS
                           Shareholders and OGS ADS holders; and

"SEC"                      the United States Securities and Exchange Commission.

In addition, words and expressions defined in the Scheme Document bear the same meaning in this document except where the context otherwise requires.